UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-10-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

04004600

SEC FILE NUMBER
8- 38158

FACING PAGE
...ed of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Institutional Securities Corporation

OFFICIAL USE ONLY
20291
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Oak Lawn Avenue
(No. and Street)

Dallas	Texas	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terry L. Hill (214) 520-1115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Clark and Company, P.C.
(Name – *if individual, state last, first, middle name*)

2705 Swiss Avenue	Dallas	Texas	75204
(Address)	(City)	(State)	(Zip Code)

RECEIVED FEB 27 2004 188 SECTION PROCESSING

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry L. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Institutional Securities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NOTARY PUBLIC STATE OF TEXAS
Jack C Hankins
My Commission Expires
December 21 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INSTITUTIONAL SECURITIES CORPORATION
(A Wholly Owned Subsidiary Of ISC Group, Inc.)

December 31, 2003

Financial Statements

Institutional Securities Corporation
(A Wholly Subsidiary of ISC Group, Inc.)

FINANCIAL STATEMENTS

December 31, 2003

TABLE OF CONTENTS

		PAGE
Facing Page - Form X-17A-5		ii
INDEPENDENT AUDITOR'S REPORT		1
EXHIBITS AND SCHEDULES		
EXHIBITS		
A	Statement of Financial Condition, December 31, 2003	2
B	Statement of Changes in Stockholder's Equity, Year Ended December 31, 2003	4
C	Statement of Income, Year Ended December 31, 2003	5
D	Statement of Cash Flows, Year Ended December 31, 2003	6
E	Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Year Ended December 31, 2003	7
	Notes to Financial Statements	8
SCHEDULES		
Supplemental Information - Not a Required Part of the Basic Financial Statements		
1	Computation of Net Capital Pursuant to Rule 15c3-1	12
2	Reconciliation of Net Capital Requirements Pursuant to Rule 17a-5d4	13
3	Reconciliation of Computation of Reserve Requirements Pursuant to Rule 15c3-3 and Information for Possession or Control Requirements Pursuant to Rule 15c3-3	14
4	Independent Auditor's Report on Internal Accounting Control	15

DAVIS, CLARK AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

A Professional Corporation

Independent Auditor's Report

Board of Directors
Institutional Securities Corporation
2800 Oak Lawn Avenue
Dallas, Texas 75219

Dear Sirs:

We have audited the accompanying Statement of Financial Condition of Institutional Securities Corporation (A Wholly Owned Subsidiary of ISC Group, Inc.) as of December 31, 2003, and the related Statements of Income, of Changes in Stockholder's Equity, of Cash Flows, and of Changes in Liabilities Subordinated to Claims of General Creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Institutional Securities Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Clark & Company

February 8, 2004

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants

2705 SWISS AVENUE • DALLAS, TEXAS 75204 • TEL (214) 824-2556 • FAX (214) 823-9367• WEB www.texascpa.com

Exhibit A

Institutional Securities Corporation
(A Wholly Owned Subsidiary of ISC Group, Inc.)
Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$ 145,666
Certificate of deposit	15,400
Receivable from brokers or dealers:	
Clearing account	25,352
Other	293,248
Income tax receivable (due from parent)	18,569
Prepaid expense	34,440
Investment in nonmarketable equity securities	5,800
Total assets	$ 538,475

The accompanying notes are an integral part of this statement.

Institutional Securities Corporation
(A Wholly Owned Subsidiary of ISC Group, Inc.)
Statement of Financial Condition
December 31, 2003

Exhibit A

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$ 141,354
Accounts payable	3,315
Deferred income tax	52,105
Total liabilities	196,774
Stockholder's equity	
Common stock, authorized, issued and outstanding 10,000 shares of $.10 par value	1,000
Additional paid in capital	30,658
Retained earnings	310,043
Total stockholder's equity	341,701
Total liabilities and stockholder's equity	$ 538,475

The accompanying notes are an integral part of this statement.

Exhibit B

Institutional Securities Corporation
(A Wholly Owned Subsidiary of ISC Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance beginning of period	$ 1,000	$ 30,658	$ 256,461	$ 288,119
Additional capital	- 0 -	- 0 -	- 0 -	- 0 -
Net income for period	- 0 -	- 0 -	53,582	53,582
Dividends paid	- 0 -	- 0 -	- 0 -	- 0 -
Balance at end of period	$ 1,000	$ 30,658	$ 310,043	$ 341,701

The accompanying notes are an integral part of this statement.

Exhibit C

Institutional Securities Corporation
(A Wholly Owned Subsidiary of ISC Group, Inc.)
Statement of Income
Year Ended December 31, 2003

Revenues	
Commissions	$ 2,378,896
Advisory fees	821,995
Unrealized loss on investments	(22,500)
Interest and dividends	10,883
Total revenue	3,189,274
Expenses	
Commissions	2,583,309
Regulatory fees and expenses	13,585
Other operating expenses	510,839
Total expenses	3,107,733
Income before income tax	81,541
State and federal income tax expense	27,959
Net income	$ 53,582

The accompanying notes are an integral part of this statement.

Institutional Securities Corporation
(A Wholly Owned Subsidiary of ISC Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2003

Exhibit D

Cash flows from operating activities:	
Net income	$ 53,582
Non cash expenses, revenues, losses and gains included in net income:	
Unrealized loss on investments	22,500
(Increase) in accounts receivable - other	(180,106)
Decrease in clearing account receivable	547
(Increase) in income tax receivable (due from parent)	(18,569)
(Increase) in prepaid expenses	(14,780)
Increase in commissions payable	46,154
Increase in accounts payable	3,315
Decrease in income tax payable	(48,172)
Increase in deferred income tax	43,276
Net cash flow (used in) operating activities	(92,253)
Cash flows from investing activities:	
Sale of certificate of deposits	15,046
Purchase of certificate of deposits	(15,400)
Net cash flows (used in) investing activities	(354)
Net decrease in cash	(92,607)
Cash at beginning of the year	238,273
Cash at the end of the year	$ 145,666
Supplemental Cash Flow Information:	
Federal income taxes actually paid (to parent)	$ 48,172

The accompanying notes are an integral part of this statement.

Exhibit E

Institutional Securities Corporation
(A Wholly Owned Subsidiary of ISC Group, Inc.)
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended December 31, 2003

Balance December 31, 2003	$ - 0 -

No increase or decrease for the year ended December 31, 2003.

The accompanying notes are an integral part of this statement.

1. Summary of Significant Accounting Policies

In fulfilling its responsibility for the preparation of the Company's financial statements and disclosures, Company management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and costs in the determination of income or loss. It is also necessary for management to determine, measure and allocate Company resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

A. General

Institutional Securities Corporation (The Company) was formed in July, 1999 as a wholly owned subsidiary of ISC Group, Inc. The Company is engaged in the securities broker-dealer industry operating as an introducing broker and forwards all transactions and customer accounts to Southwest Securities who carries such accounts on a fully disclosed basis. The Company primarily serves clients located in Texas

B. Revenue Recognition

Revenues and expenses are recognized as earned or incurred, using the accrual method of accounting. Commissions for customer's transactions are recorded on a trade date basis.

C. Certificate of Deposits

The Company has a certificate of deposit with a financial institution with an original maturity of twenty four months. This investment is stated at cost, as it is the intent of the company to hold this security until maturity.

D. Cash Flows

The Company uses the "indirect method" in preparing the Statement of Cash Flows. For purposes of the Statement of Cash Flows, cash and cash equivalents include demand deposits and certificates of deposit with initial maturities of three months or less.

1. Summary of Significant Accounting Policies (cont'd)

E. Income Tax Calculation

The Company files a consolidated federal income tax return with its parent company. Income tax expense is computed as if the Company filed a separate return.

F. Fixed Assets

Fixed assets are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed for financial statement purposes on a straight-line basis over the estimated useful lives of the related assets. The fixed assets are fully depreciated as of December 31, 2003.

G. Accounting Estimates

Management makes use of accounting estimates in the preparation of these financial statements. The major estimates are valuation of securities owned, net realizable value of unsecured receivables, valuation of commissions payable and lives used to depreciate fixed assets. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied. Actual results could differ from estimates used.

2. Receivables from Brokers or Dealers

The Company considers receivables from brokers or dealers to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, it will be charged to operations when that determination is made.

3. Federal Income Tax

The Company is wholly owned by ISC Group, Inc. and is included in its consolidated Federal income tax return. Income taxes are provided based on the policy of the parent corporation charging or crediting the Company for the amount of income tax expense or benefit resulting from the inclusion of the Company's results of operations in the consolidated federal income tax return.

3. Income Taxes (cont'd)

Deferred income taxes result from the use of the cash method of accounting for income tax purposes which gives rise to temporary differences between financial statement and tax return recognition of receivables and payables.

State and federal income tax were computed as follows:

	Tax	Percentage
Tax at statutory rate	$ 27,724	34.0%
Surtax exemptions	(7,338)	(9.0%)
Other	4,321	5.3%
Federal income tax	24,707	30.3%
State income tax	3,252	
Total state and federal income tax	$ 27,959	

Federal income tax expense is receivable as follows:

Federal income tax expense	($ 24,707)
Deferred income tax	43,276
Total federal income tax receivable	$ 18,569

The deferred tax liability in the accompanying balance sheet includes the following components:

Deferred tax asset from liabilities	$ 36,155
Deferred tax liability from receivables	(88,260)
Net deferred tax liability	($ 52,105)

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (S.E.C.) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company's total net capital as defined by rule 15c3-1 was as follows:

4. Net Capital Requirements (cont'd)

Required	Actual	Excess	Percentage of Aggregate Indebtedness to Net Capital
$ 9,635	$ 231,591	$221,956	.85

5. Commitments, Related Parties, and Contingencies

Due to the nature of its business, the Company becomes party to various claims, legal actions, and complaints arising in the ordinary course of business. At December 31, 2003, all such claims or legal actions were of such amount or nature that management believes any adverse outcome would not have a material impact on the Company.

At various times throughout the year, the Company may maintain deposits in financial institutions in excess of federally insured amounts. The amount in excess of federally insured amounts as of December 31, 2003 was $327,071.

The Company shares office facilities with an affiliate. During the year December 31, 2003, the affiliate performed certain administrative and accounting services for the Company. Administrative overhead for these services and the office facilities during the year ended December 31, 2003 was $479,528.

The Company engages in various brokerage activities (including forwarding transactions and customer accounts to Southwest Securities) in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party and is considered by management before entering into such transactions.

6. Credit Concentration

Institutional Securities Corporation extends credit to Southwest Securities who carries customer accounts of Institutional Securities Corporation on a fully disclosed basis. Southwest Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1).

Institutional Securities Corporation provides financial services to its customers, most of whom are retirement plans. The Company's commissions income is derived mainly from three mutual fund companies.

Institutional Securities Corporation
(A Wholly Owned Subsidiary of ISC Group, Inc.)
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2003

Schedule 1

Total stockholder's equity	$ 341,701
Add liabilities subordinate to claims of general creditors	- 0 -
Total stockholder's equity qualified for net capital	341,701
Deductions	
Total nonallowable assets from statement of financial condition	104,310
Total deductions	104,310
Net capital before haircuts on securities positions	237,391
Non-marketable securities	(5,800)
Net capital	$ 231,591

The accompanying notes are an integral part of this schedule.

Schedule 2

Institutional Securities Corporation
(A Wholly Owned Subsidiary of ISC Group, Inc.)
Reconciliation of Net Capital Requirements
December 31, 2003

	Per Focus Report	Adjustments	Per Audit Report
Net Capital	$164,880	$ 66,711	$ 231,591

Adjustments	
Other audit adjustments	($17,012)
Correction to nonallowable assets	83,723
Net increase	$66,711

The accompanying notes are an integral part of this schedule.

Institutional Securities Corporation
(A Wholly Owned Subsidiary of ISC Group, Inc.)
Reconciliation of Computation of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2003

Schedule 3

Institutional Securities Corporation claims exemption from the provisions of Rule 15c3-3 pursuant to Rule 15c3-3 section (k)(2)(ii). As an introducing broker, Institutional Securities Corporation, clears all transactions with and from customers on a fully disclosed basis with Southwest Securities. All customer funds and securities are promptly transmitted to Southwest Securities.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2003

Institutional Securities Corporation operates as an introducing broker and forwards all transactions and customer accounts to Southwest Securities who carries such accounts on a fully disclosed basis. Securities transactions are recorded on blotter receipts and then transferred to Southwest Securities on a same day basis.

The accompanying notes are an integral part of this schedule.

INSTITUTIONAL SECURITIES CORPORATION
(A Wholly Owned Subsidiary of ISC Group, Inc.)

Independent Auditor's Report on Internal Accounting Control

December 31, 2003

DAVIS, CLARK AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

A Professional Corporation

Institutional Securities Corporation
Independent Auditor's Report on
Internal Accounting Control
December 31, 2003

Board of Directors
Institutional Securities Corporation
2800 Oak Lawn Avenue
Dallas, Texas 75291

In planning and performing our audit of the financial statements of Institutional Securities corporation for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17-a5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to

2705 SWISS AVENUE • DALLAS, TEXAS 75204 • TEL (214) 824-2556 • FAX (214) 823-9367• WEB www.texascpa.com

provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the S.E.C. to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the S.E.C.'s objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Davis Clark & Company

February 8, 2004

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants

DC
C